UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 7, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI ELIMINATES HEDGE BOOK, GAINS FULL EXPOSURE TO GOLD**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

ANGLOGOLD ASHANTI ELIMINATES HEDGE BOOK, GAINS FULL EXPOSURE TO GOLD

(JOHANNESBURG) -- AngloGold Ashanti has completed the elimination of its gold hedge book, providing the company and its shareholders with full exposure to the prevailing gold price. The company will now sell the gold it produces at market prices and therefore expects to enhance cash flow and profit margins as a result of removing hedge contracts with low committed gold prices.

"We've moved decisively to eliminate the hedge book," Chief Executive Officer Mark Cutifani said. "The completion of the hedge book restructure over the last three years has created about US$4.0 billion of value for our shareholders and represents one of the major building blocks for the new AngloGold Ashanti. We remain bullish on the outlook for gold and will now benefit from full exposure to the price as we go forward."

The cost of scheduled hedge book maturities during the third quarter of 2010 was approximately US$98 million. The additional cost of closing out all future hedge contracts amounted to approximately US$2.63 billion, representing an average buy-back price of US$1,300 per ounce for this final tranche of the hedge restructure. The cost will be reflected in adjusted headline earnings for the last two quarters of 2010.

This final phase of hedge restructuring has been funded with proceeds from the issue of new equity and the mandatory convertible bonds completed in September, as well as cash from internal sources and debt facilities.

AngloGold Ashanti has consistently executed a strategy to reduce its outstanding gold hedging position in recent years. A number of initiatives have been undertaken to accelerate this reduction of the hedge book from 11.3 million ounces at the beginning of 2008, to 3.22 million ounces in June 2010.

In September 2010 AngloGold Ashanti successfully completed a concurrent offering of equity and mandatory convertible bonds, raising gross proceeds of approximately US$1.6 billion in order to help fund an elimination of its residual gold hedge book. This has now been achieved.

7 October 2010

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303 / +27 (0) 82 330 9628	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 7, 2010

By: /s/ L Eatwell

Name: L EATWELL

Title: Company Secretary